Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)	2014	2015	2016	2017	Three months ended September 30, 2017
Earnings before income taxes	$1,798	$1,967	$2,276	$1,924	$178

Plus fixed charges:
Interest expense	129	137	178	187	74
Capitalized interest	1	2	6	9	1
Amortization of debt offering costs	4	8	6	6	3
Interest portion of rent expense	10	10	12	14	4
Fixed charges (1)	144	156	201	217	82
Plus: amortization of capitalized interest	3	2	3	4	1
Less: capitalized interest	(1)	(2)	(6)	(9)	(1)
Earnings (1)	$1,944	$2,124	$2,473	$2,135	$259

Ratio of earnings to fixed charges (1) (2)	14	14	12	10	3

(1)	The sum of the components may not equal the total due to rounding.

(2)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.